Ellington Financial LLC

53 Forest Avenue

Old Greenwich, Connecticut 06870

December 8, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Kluck

RE:	Ellington Financial LLC

Registration Statement on Form S-11 (File No. 333-160562)

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ellington Financial LLC (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern time, on December 10, 2009 or as soon thereafter as practicable.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Daniel M. LeBey at (804) 788-7366 and such effectiveness also be confirmed in writing.

Very truly yours,

Ellington Financial LLC

By:	/s/ Eric Bothwell

Name:	Eric Bothwell
Title:	Chief Operating Officer

cc:	Charles Cotter, Esq. Daniel M. LeBey, Esq.